UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   The Estee Lauder 1994, Trust (1)
   c/o Leonard A. Lauder, Trustee
   The Estee Lauder Companies Inc.
   767 Fifth Avenue
   New York, NY  10153
2. Issuer Name and Ticker or Trading Symbol
   The Estee Lauder Companies Inc.
   EL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   Trust with Insider Trustees
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Class A Common Stock       |12/16/|G   |V|208,400 (2)       |D  |           |8,163,253 (3)      |D (2) |                           |
                           |1996  |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Designated filer on behalf of the other persons referred to in Note
2.
(2) These shares are owned directly by The Estee Lauder 1994 Trust (the "Trust"), a ten percent owner of the issuer, and indirectly by Leonard A. Lauder as co-trustee and beneficiary of the Trust and Ronald S. Lauder as co-trustee and beneficiary of the Trust. The Trust has a short position of 5,500,000 shares of Class A Common
Stock established prior to the issuer's initial public offering. Leonard A. Lauder is Chairman of the Board of
Directors, Chief Executive Officer and a ten percent owner of the issuer. Ronald S. Lauder is an Executive Officer, a Director and a ten percent owner of the issuer.  Leonard A. Lauder and Ronald
S. Lauder each disclaim beneficial
ownership to the extent they do not have a pecuniary interest in such securities. Evelyn H. Lauder is an Executive
Officer of the issuer. She disclaims beneficial ownership of the securities owned indirectly by her spouse,
Leonard A. Lauder, through the
Trust.
(3) In addition to the indirect beneficial ownership of the shares of Class A Common Stock owned directly by the
Trust, the amounts of Class A Common Stock beneficially owned (a) by Leonard A. Lauder include (i) 7,913,748 shares held directly, (ii) 1,685,251 shares held indirectly as grantor of a grantor retained annuity trust, (iii) 8,548,423 shares held indirectly as the sole individual general partner of LAL Family Partners L.P. and the majority stockholder of LAL Family Corporation, which is the sole corporate partner of LAL Family Partners L.P. (LAL Family Partners
L.P. is a limited partnership in which Mr. Lauder has sole voting and investment power), (iv) 7,692 shares held indirectly as a general partner of Lauder & Sons L.P. (Mr. Lauder is also a trustee of The 1995 Estee Lauder LAL
Trust, which is also a general partner of Lauder & Sons L.P.), and (v) 160,000 shares held directly by his spouse,
Evelyn H. Lauder; (b) by Ronald S. Lauder include (i) 17,513,615 shares held directly (Mr. Lauder has a short position of 8,333,333 shares of Class A Common Stock which was established prior to the issuer's initial public offering), (ii) 1,591 shares held indirectly as trustee of The Descendants of Ronald S. Lauder 1966 Trust, and (iii)
7,692 shares held indirectly as a general partner of Lauder & Sons L.P. (Mr. Lauder is also a trustee of The 1995
Estee Lauder RSL Trust, which is also a general partner of Lauder & Sons L.P.); and (c) by Evelyn H. Lauder include (i) 160,000 shares held directly and (ii) 26,318,367 shares held indirectly by her spouse. Leonard A. Lauder disclaims beneficial ownership of the shares in clauses (a)(ii),(iii) and (iv) to the extent he does not have a pecuniary interest in such securities and he disclaims beneficial ownership of the shares in clause (a)(v) owned by his spouse. Ronald S. Lauder disclaims beneficial ownership of shares in clauses (b)(ii) and (iii) to the extent he does not have a pecuniary interest in such securities. Evelyn H. Lauder disclaims beneficial ownership of securities owned directly and indirectly by her spouse.
Joint Filer Information
Name: Leonard A. Lauder
Address: The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, NY
10153
Designated Filer: The Estee Lauder 1994
Trust
Issuer & Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Date of Event Requiring Statement:
12/16/96
Signature: /s/ Leonard A.
Lauder
Joint Filer Information
Name: Ronald S. Lauder
Address: The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, NY
10153
Designated Filer: The Estee Lauder 1994
Trust
Issuer & Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Date of Event Requiring Statement:
12/16/96
Signature: /s/ Ronald S.
Lauder
Joint Filer
Information
Name: Evelyn H.
Lauder
Address: The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, NY
10153
Designated Filer: The Estee Lauder 1994
Trust
Issuer & Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Date of Event Requiring Statement:
12/16/96
Signature: /s/ Evelyn H.
Lauder
SIGNATURE OF REPORTING PERSON
Leonard A. Lauder, Trustee
DATE
December 30, 1996